Connexa Sports Technologies Inc.

2709 N. Rolling Road, Suite 138

Windsor Mill, MD 21244

August 13, 2024

Division of Corporate Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sarah Sidwell and Erin Purnell

Re:	Connexa Sports Technologies Inc. Amendment No.1 to Registration Statement on Form S-1 Filed on July 29, 2024 File No. 333-279744

Dear Ms. Sidwell and Ms. Purnell:

By letter dated August 9, 2024 (the “Comment Letter”), the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Connexa Sports Technologies Inc. (the “Company,” “we,” “us” or “our”) with its comment to the Company’s Registration Statement on Form S-1. Set forth below are the Company’s responses to the Comment Letter. For your convenience, each of the Staff’s comments is reproduced below, followed by the Company’s response to each comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company filed its Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) on August 13, 2024, which reflects revisions in response to the Comment Letter and certain other updates. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 Cover Page

1.	Provide a description of how cash will be transferred through your organization from YYEM to the Company, and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements.

Response: We have included a description of how cash will be transferred from YYEM to the Company, and our intentions to distribute earnings or settle amounts owed under applicable agreements on the cover page of the Registration Statement.

Summary, page 4

2.	Provide a clear description of how cash will be transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.

Response: We have included a clear description of the required disclosure on page 4 of the Registration Statement.

Risks Related to Ownership of Our Shares, page 8

3.	We note your disclosure that the Chinese government could intervene or influence your operations. Please revise to state that the Chinese government could intervene or influence your operations at any time. Please make similar changes to your disclosure in Risk Factors on page 27.

Response: We have revised the Registration Statement to state that the Chinese government could intervene or influence your operations at any time on the cover page, page 8, and page 27.

Thank you for your assistance in reviewing this filing.

Regards,

/s/ Mike Ballardie
Mike Ballardie
Chief Executive Officer